For Immediate Release                                                  CONTACTS:
October 17, 1999                                           Columbia Energy Group
                                          Thomas L. Hughes (Financial Community)
                                                                    703/561-6001
                                                  R. A. Rankin, Jr. (News Media)
                                                                    703/561-6044
                                                               Kekst and Company
                                                    Michael Freitag (News Media)
                                                                    212/521-4800


COLUMBIA ENERGY GROUP TO REVIEW
LATEST UNSOLICITED TENDER OFFER FROM NISOURCE

         HERNDON, Va., Oct. 17 -- Columbia Energy Group announced that, consistent with its fiduciary duties, Columbia's board of directors will review the latest unsolicited offer from NiSource Inc. and promptly make a recommendation to shareholders. Earlier today, NiSource disclosed that it now proposes to acquire all of Columbia's outstanding common stock for $74 per share in cash. NiSource also announced that it has extended the expiration date for the tender offer from Oct. 15, 1999 until Nov. 12, 1999.

         Columbia urged all of its shareholders to take no action with respect to the latest NiSource offer or related activities until Columbia's board has reviewed the offer and made its recommendation. Columbia's board will carefully review the terms of the latest offer and make its recommendation to shareholders as soon as practicable.

         Columbia's co-financial advisors are Morgan Stanley Dean Witter and Salomon Smith Barney. Legal counsel is Sullivan & Cromwell.

         Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies, with assets of approximately $7 billion. Its operating companies engage in all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as retail energy marketing, propane and petroleum product sales, and electric power generation. Information about Columbia Energy Group (NYSE:CG) is available on the Internet at www.columbiaenergygroup.com.

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